

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

December 4, 2009

Mr. Jinsong Li
Chief Executive Officer
China Organic Agriculture, Inc.
Dalian City, Zhongshan District, Youhao Road
Manhattan Buildings #1, Suite #1511
Dalian City, Liaoning Province, P.R. China

   Re: **China Organic Agriculture, Inc.**
     Item 4.02 Form 8-K
     Filed November 23, 2009
     Amendment No. 1 to Item 4.02 Form 8-K
     Filed December 3, 2009
     File No. 0-52430

Dear Mr. Li:

   We have completed our review of your Form 8-K and have no further comments at this time.

         Sincerely,

         William Thompson
         Accounting Branch Chief